                          MARTIN CURRIE BUSINESS TRUST
                           JAPAN SMALL COMPANIES FUND








                                 ANNUAL REPORT

                                APRIL 30, 1997

                                                MCBT JAPAN SMALL COMPANIES FUND
-------------------------------------------------------------------------------
                                                      PROFILE AT APRIL 30, 1997


OBJECTIVE     Long-term capital appreciation through active management of a diversified portfolio of equities in Japanese companies with relatively small capitalization, which may not have wide market recognition.

LAUNCH DATE   August 15, 1994

FUND SIZE     $66.7m

PERFORMANCE   Total return from May 1, 1996 through April 30, 1997

              - MCBT - Japan Small Companies Fund (excluding all
                transaction fees)                                        (22.7%)
              - MCBT - Japan Small Companies Fund (including all
                transaction fees)                                        (24.2%)
              - Tokyo Stock Exchange - Second Section Index              (38.3%)

              Annualized total return from August 15, 1994 through April 30, 1997

              - MCBT - Japan Small Companies Fund (excluding all
                transaction fees)                                         (6.2%)
              - MCBT - Japan Small Companies Fund (including all
                transaction fees)                                         (6.9%)

              The graph below represents the annualized total return of the portfolio including all transaction fees versus the Tokyo Stock Exchange - Second Section Index from September 1, 1994 through April 30, 1997.

              - MCBT - Japan Small Companies Fund (excluding all
                transaction fees)                                         (6.4%)
              - MCBT - Japan Small Companies Fund (including all
                transaction fees)                                         (7.1%)
              - Tokyo Stock Exchange - Second Section Index              (20.5%)

                                     [GRAPH]

(a) Performance for the benchmark is not available from August 15, 1994 (commencement of investment operations). For that reason, performance is shown from September 1, 1994.

Performance shown is net of all fees after reimbursement from the Manager. Returns and net asset values of fund investments will fluctuate, so that an investor's shares, when redeemed, may be worth more or less than their original cost. The total returns would have been lower had certain expenses not been waived during the period shown. Each performance figure including all transaction fees assumes purchase at the beginning and redemption at the end of the stated period and is calculated using an offering price which reflects a transaction fee of 100 basis points on purchase and 100 basis points on redemption. Transaction fees are paid to the Fund to cover trading costs. Past performance is not indicative of future performance.

                                                MCBT JAPAN SMALL COMPANIES FUND
-------------------------------------------------------------------------------
                                                      PROFILE AT APRIL 30, 1997

PORTFOLIO         The Japanese market fell heavily over the 12 month period.
COMMENTS          A very weak currency reduced still further the returns to
                  a US$-based investor. Small companies fared worse than their larger counterparts. The currency hedge we had in place for most of the year ensured that the fund return was better than that of the index. Our stock selection was also good.

                  More pessimistic forecasts for economic growth in 1997 drove the stockmarket down. A less active consumer and the inability of the government to stimulate consumption led to the lowering of estimates. Interest rates are at historic lows and capital has been flowing out of Japan. Companies have taken advantage of these extremely low interest rates to raise convertible bond issues. This dilutes ordinary shareholders.

                  During the year, we shortened the list of stocks which we were holding. We sold very small companies, such as Ten Allied, NAC and PCA, because we felt uncomfortable with illiquid companies. We have sought good value new issues, such as Yusen Air, Nippon Broadcasting, Tsubaki, Nakashima and Bridgestone Metalpha. These have boosted our returns. We also benefited from the strong performance of Circle
                  K, a medium-sized convenience store.

                  Outlook

                  The outlook unfortunately remains cloudy. For a fully fledged recovery in stock prices, we would need to see a pick up in the economy - something which remains elusive. Severe problems persist in the financial system (an example is the recent bankruptcy of Nissan Mutual Life). In addition, the deregulation initiatives currently underway will probably lead to margin pressures in most targeted industries as competition increases. Smaller companies have performed very badly and we expect to see some recovery in 1997.

INVESTMENT        All members of the investment team report directly to Joe
MANAGER           Scott Plummer (Chief Investment Officer) who has 27 years
PROFILE           of investment experience.  All funds are managed on a team basis with a named director heading each team.

                  Michael Thomas has managed the MCBT Japan Small Companies Fund since inception.

                  Michael graduated from Bristol University with a degree in Economics and joined stockbrokers Vickers da Costa in 1973. He began covering the Japanese markets in 1975 and became Director of the Japanese department in 1982. A specialist on Japan, he joined Martin Currie in 1989 as a director and head of the Far East investment team.

                  He has recently been joined by Keith Donaldson. Keith graduated from the University of Kingston-upon-Hull with a degree in Social Studies. Having spent five years as a financial analyst with Wood Mackenzie, followed by four years with UBS Philips and Drew. Keith moved to Tokyo in 1988 as Vice President and head of Japanese equity sales at Morgan Stanley, then joined Martin Currie's Japan team as an assistant director in 1997.

LARGEST HOLDINGS                                       % OF NET ASSETS

                  Circle K Japan                            4.2
                  Taisho Pharmaceutical                     3.7
                  Meitec                                    3.0
                  Fuji Machine Manufacturing                3.0
                  Promise                                   2.6

                                                 MCBT JAPAN SMALL COMPANIES FUND
--------------------------------------------------------------------------------
                                                         SCHEDULE OF INVESTMENTS
                                                                  APRIL 30, 1997

                                                                              SHARES         VALUE
                                                                              ------         -----
COMMON STOCK, WARRANTS AND CONVERTIBLE BONDS - 94.3%
COMMON STOCK - 80.1%
   AIPHONE                                                                       49,600   $    679,907
   ASIA SECURITIES PRINTING                                                      55,000        823,256
   BRIDGESTONE METALPHA                                                          67,000        533,108
   BROTHER INDUSTRIES                                                           134,000        505,660
   CANON APTEX                                                                   88,000      1,227,085
   CHAIN STORE OKUWA                                                              5,000         49,632
   CHIYODA                                                                       70,000        871,312
   CHIYODA FIRE & MARINE                                                         11,550         41,401
   CHUGOKU BANK                                                                 100,000      1,284,122
   CIRCLE K JAPAN                                                                60,480      2,777,787
   COCO'S JAPAN                                                                  50,000        350,573
   DAIFUKU                                                                      100,000      1,150,195
   DAIWA LOGISTICS                                                               94,800      1,194,942
   EIDEN SAKAKIYA                                                                74,000        594,635
   EXEDY                                                                         86,200      1,018,632
   FUJI MACHINE MANUFACTURING                                                    70,000      1,974,239
   FUJITSU BUSINESS SYSTEMS                                                      40,000        806,712
   GLORY                                                                         20,000        362,390
   HIKARI TSUSHIN                                                                17,940      1,003,458
   HIRATA TECHNICAL                                                              74,400        691,630
   HIROSE ELECTRIC                                                               30,800      1,683,948
   KATO DENKI                                                                    45,000        347,422
   KIRIN BEVERAGE                                                               110,000      1,499,193
   MABUCHI MOTOR                                                                 28,000      1,418,364
   MAEZAWA INDUSTRIES                                                           100,000      1,213,219
   MEITEC                                                                       100,000      2,001,024
   MELCO                                                                          3,300         93,071
   MIURA                                                                         44,000        540,749
   NATIONAL HOUSE INDUSTRIAL                                                     80,000        945,366
   NICHICON                                                                     120,000      1,314,058
   NIPPON BROADCASTING SYSTEM                                                     9,000        673,573
   NIPPON KONPO UNYU SOKO                                                       129,000        757,120
   NIPPON SYSTEM DEVELOPMENT                                                     49,000        613,779
   NISSHA PRINTING                                                              110,000        979,241
   NITTO KOHKI                                                                   33,000        933,312
   NORITSU KOKI                                                                     600         25,572
   ORGANO                                                                        39,000        242,415
   ORIENTAL CONSTRUCTION                                                         60,500        428,006
   PROMISE                                                                       41,300      1,708,158
   RISO KAGAKU                                                                   20,000      1,181,707
   ROHTO PHARMACEUTICAL                                                          80,000        762,595
   RYOSAN                                                                        65,000      1,377,477
   SANKI ENGINEERING                                                            160,000      1,285,697
   SANKYO                                                                        60,300      1,391,886
   SANTEN PHARMACEUTICAL                                                         88,770      1,594,482
   SHIMACHU                                                                      40,000        961,122
   SONY MUSIC ENTERTAINMENT                                                      40,000      1,373,932

See notes to financial statements.

                                                 MCBT JAPAN SMALL COMPANIES FUND
--------------------------------------------------------------------------------
                                                         SCHEDULE OF INVESTMENTS
                                                                  APRIL 30, 1997

                                                                              SHARES         VALUE
                                                                              ------         -----
COMMON STOCK - CONTINUED
   TAISHO PHARMACEUTICAL                                                        100,000   $  2,473,707
   TOKAI LEASE                                                                   60,000        233,033
   TSUBAKI NAKASHIMA                                                            140,000      1,102,927
   UNI-CHARM                                                                     40,000      1,225,824
   XEBIO                                                                         35,000        821,680
   YOROZU                                                                        50,000        582,976
   YUSEN AIR & SEA SERVICE                                                       49,000      1,698,507
                                                                                          ------------
   TOTAL COMMON STOCK - (COST $65,727,345)                                                  53,425,818
                                                                                          ------------

CONVERTIBLE BONDS - 13.9%
   JONAS, 1.35%, 12/30/1999                                                Y106,500,000      1,202,304
   KONAMI, 0.75%, 03/31/2000                                               Y160,000,000      1,632,332
   MIRAI INDUSTRY, 2.30%, 03/20/2002                                       Y138,000,000      1,522,039
   NAMCO, 0.80%, 09/28/2001                                                Y 50,000,000        464,805
   NAMCO, 0.90%, 09/30/2003                                                Y110,000,000      1,026,904
   NITTO DENKO, NO 4, 3.90%, 03/30/2001                                    Y 70,000,000        766,534
   RISO KAGAKU, 4.50%, 03/31/1999                                          Y 61,000,000        539,189
   SHOWA, 1.70%, 09/29/2000                                                Y111,000,000      1,040,611
   TAIYO YUDEN, 1.15%, 09/30/2008                                          Y100,000,000      1,087,171
                                                                                          ------------
   TOTAL CONVERTIBLE BONDS - (COST $9,672,626)                                               9,281,889
                                                                                          ------------

WARRANTS - 0.3%
   NIPPON ENGINEERING CONSULTANTS *                                               1,500         24,422
   SATORI *                                                                         200         85,000
   TAMPOPO *                                                                        150        102,656
                                                                                          ------------
   TOTAL WARRANTS - (COST $494,115)                                                            212,078
                                                                                          ------------

TOTAL COMMON STOCK, WARRANTS AND CONVERTIBLE BONDS - (COST $75,894,086) +                   62,919,785
                                                                                          ------------

                                                                             PRINCIPAL
                                                                              AMOUNT
                                                                              ------
SHORT TERM INVESTMENT - 5.5%
   STATE STREET BANK AND TRUST REPURCHASE AGREEMENT, 5.15%, 5/01/1997 (A)   $ 3,713,000      3,713,000
                                                                                          ------------
TOTAL SHORT TERM INVESTMENT - (COST $3,713,000)                                              3,713,000
                                                                                          ------------

TOTAL INVESTMENTS - (COST  $79,607,086) - 99.8%                                             66,632,785
CASH, RECEIVABLES AND OTHER ASSETS, LESS LIABILITIES - 0.2%                                    115,871
                                                                                          ------------

NET ASSETS - 100.0%                                                                       $ 66,748,656
                                                                                          ------------
                                                                                          ------------

*   Non-income producing security.
Y   Denominated in Japanese yen.
(a) The repurchase agreement, dated 4/30/97, $3,713,000 par, due 5/01/97, is collateralized by United States Treasury Notes, 6.25%, due 3/31/99, with a market value of $3,790,505.

+ Percentages of long term investments by industry are as follows: Auto Parts 3.5%, Banks 1.9%, Broadcasting 1.0%, Building & Construction 4.3%, Commercial Services 0.3%, Computers & Business Equipment 6.8%, Drugs & Health Care 9.3%, Electrical Equipment 10.2%, Electronics 7.1%, Engineering 2.0%, Entertainment 2.1%, Financial Services 2.7%, Food & Beverages 4.0%, Industrial Machinery 10.9%, Insurance 0.1%, Metals 2.5%, Paper 1.8%, Photography 1.8%, Printing 2.7%, Retail Trade 10.1%, Semi-Conductor Manufacturing Equipment 0.5%, Shipbuilding 0.8%, Software 2.4%, Transportation 5.5%.

See notes to financial statements.

                                                 MCBT JAPAN SMALL COMPANIES FUND
--------------------------------------------------------------------------------
                                             STATEMENT OF ASSETS AND LIABILITIES
                                                                  APRIL 30, 1997

ASSETS
  Investments in securities, at value (cost $75,894,086) (Note B)               $  62,919,785
  Investments in repurchase agreements, at value (Note B)                           3,713,000
                                                                                -------------
    Total Investments                                                              66,632,785
  Cash                                                                                    218
  Foreign currency, at value (cost $105,885) (Note B)                                 105,677
  Dividend and interest receivable                                                    190,860
  Prepaid insurance expense                                                             5,787
  Deferred organization expenses (Note B)                                               5,841
                                                                                -------------
    TOTAL ASSETS                                                                   66,941,168
                                                                                -------------
LIABILITIES
  Management fee payable (Note C)                                                     160,104
  Administration fee payable (Note C)                                                   4,595
  Trustees fees payable (Note C)                                                        1,631
  Accrued expenses and other liabilities                                               26,182
                                                                                -------------
TOTAL LIABILITIES                                                                     192,512
                                                                                -------------
TOTAL NET ASSETS                                                                $  66,748,656
                                                                                -------------
                                                                                -------------
COMPOSITION OF NET ASSETS:
  Paid-in-capital                                                               $  82,621,142
  Undistributed net investment income                                                  89,565
  Accumulated net realized loss on investment and foreign currency transactions    (2,983,152)
  Net unrealized depreciation on investment and foreign currency transactions     (12,978,899)
                                                                                -------------
TOTAL NET ASSETS                                                                $  66,748,656
                                                                                -------------
                                                                                -------------
NET ASSET VALUE PER SHARE                                                       $        7.72
($66,748,656 / 8,646,904 shares of beneficial interest outstanding)             -------------
                                                                                -------------

See notes to financial statements.

                                                 MCBT JAPAN SMALL COMPANIES FUND
--------------------------------------------------------------------------------
                                                         STATEMENT OF OPERATIONS
                                                       YEAR ENDED APRIL 30, 1997

INVESTMENT INCOME
  Interest income                                                           $  298,662
  Dividend income                                                              465,031
  Foreign taxes withheld                                                       (83,182)
                                                                         -------------
    TOTAL INVESTMENT INCOME                                                    680,511
                                                                         -------------
EXPENSES
  Management fee (Note C)                                                      797,216
  Custodian fee                                                                 89,740
  Administration fee (Note C)                                                   63,807
  Audit fee                                                                     24,189
  Legal fees                                                                     4,694
  Transfer agent fee                                                             7,143
  Trustees fees (Note C)                                                         3,300
  Amortization of deferred organization expenses                                 2,548
  Miscellaneous expenses                                                        13,675
                                                                         -------------
    TOTAL EXPENSES                                                           1,006,312
                                                                         -------------
NET INVESTMENT LOSS                                                           (325,801)
                                                                         -------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS AND FOREIGN CURRENCY
  Net realized loss on investments                                          (1,933,163)
  Net realized gain on foreign currency transactions                         2,960,291
  Net unrealized appreciation (depreciation) on:
    Investments                                                            (21,908,955)
    Foreign currency transactions                                              449,601
                                                                         -------------
NET LOSS ON INVESTMENTS AND FOREIGN CURRENCY TRANSACTIONS                  (20,432,226)
                                                                         -------------
NET DECREASE IN NET ASSETS FROM OPERATIONS                               $ (20,758,027)
                                                                         -------------
                                                                         -------------

See notes to financial statements.

                                                 MCBT JAPAN SMALL COMPANIES FUND
--------------------------------------------------------------------------------
                                              STATEMENT OF CHANGES IN NET ASSETS


                                                                            YEAR          YEAR
                                                                            ENDED          ENDED
                                                                       APRIL 30, 1997 APRIL 30, 1996
                                                                       -------------- --------------
NET ASSETS at beginning of period                                       $ 88,863,054   $ 44,969,083
                                                                        ------------   ------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS:
  Net investment loss                                                       (325,801)      (219,975)
  Net realized gain (loss) on investment transactions                     (1,933,163)       323,979
  Net realized gain on foreign currency transactions                       2,960,291      2,490,116
  Net unrealized appreciation (depreciation) on:
    Investments                                                          (21,908,955)     8,273,355
    Foreign currency transactions                                            449,601       (929,597)
                                                                        ------------   ------------
  Net increase (decrease) in net assets from operations                  (20,758,027)     9,937,878
                                                                        ------------   ------------
DISTRIBUTIONS TO SHAREHOLDERS FROM:
  Net investment income                                                   (1,659,257)             0
  In excess of net investment income                                      (2,562,640)      (639,196)
  Net realized gains                                                        (814,535)             0
  In excess of net realized gains                                           (330,947)             0
                                                                        ------------   ------------
  Total distributions                                                     (5,367,379)      (639,196)
                                                                        ------------   ------------
CAPITAL SHARE TRANSACTIONS:
  Net proceeds from sales of shares                                        7,729,431     33,742,120
  Reinvestment of dividends and distributions to shareholders              5,251,397        611,375
  Cost of shares repurchased                                              (9,125,750)      (100,000)
  Paid in capital from subscription and redemption fees                      155,930        341,794
                                                                        ------------   ------------
  Total increase in net assets from capital share transactions             4,011,008     34,595,289
                                                                        ------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS                                    (22,114,398)    43,893,971
                                                                        ------------   ------------
NET ASSETS at end of period (net of accumulated net investment          $ 66,748,656   $ 88,863,054
  income of $89,565 and $1,985,058, respectively)                       ------------   ------------
                                                                        ------------   ------------
OTHER INFORMATION:
CAPITAL SHARE TRANSACTIONS:
  Shares sold                                                                816,185      3,514,816
  Shares issued in reinvestment of distributions to shareholders             628,158         61,943
  Less shares repurchased                                                 (1,045,143)       (10,493)
                                                                        ------------   ------------
  Net share transactions                                                     399,200      3,566,266
                                                                        ------------   ------------
                                                                        ------------   ------------

See notes to financial statements.

                                                 MCBT JAPAN SMALL COMPANIES FUND
--------------------------------------------------------------------------------
                                                            FINANCIAL HIGHLIGHTS
                                          FOR A SHARE OUTSTANDING FOR THE PERIOD

                                                                              YEAR         YEAR (5)   AUGUST 15, 1994*
                                                                              ENDED          ENDED         THROUGH
                                                                         APRIL 30, 1997 APRIL 30, 1996 APRIL 30, 1995
                                                                         -------------- -------------- ---------------
PER SHARE OPERATING PERFORMANCE
Net asset value, beginning of period                                       $  10.770       $  9.610      $  10.000

Net investment income(loss)                                                   (0.027)        (0.034)         0.013
Net realized and unrealized gain(loss) on investment
  and foreign currency transactions                                           (2.384)         1.248         (0.492)
                                                                        ------------   ------------   ------------
Total from investment operations                                              (2.411)         1.214         (0.479)
                                                                        ------------   ------------   ------------
Less distributions:
     Net investment income                                                    (0.203)         0.000         (0.002)
     In excess of net investment income                                       (0.314)        (0.097)         0.000
     Net realized gains                                                       (0.100)         0.000         (0.003)
     In excess of net realized gains                                          (0.040)         0.000         (0.000)
                                                                        ------------   ------------   ------------
Total distributions                                                           (0.657)        (0.097)        (0.005)
                                                                        ------------   ------------   ------------
Paid in capital from subscription and redemption fees (Note B)                 0.018          0.043          0.094
                                                                        ------------   ------------   ------------

Net asset value, end of period                                              $  7.720      $  10.770       $  9.610
                                                                        ------------   ------------   ------------
                                                                        ------------   ------------   ------------

TOTAL INVESTMENT RETURN (1)                                                   (22.69)%       13.13%          (3.85)%(2)
                                                                        ------------   ------------   ------------
                                                                        ------------   ------------   ------------

RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period                                               $ 66,748,656   $ 88,863,054   $ 44,969,083
                                                                        ------------   ------------   ------------
Operating expenses, net, to average net assets (Note C)                        1.26%          1.37%          1.50%(3)
Operating expenses, gross, to average net assets (Note C)                      1.26%          1.37%          1.72%(3)
Net investment income(loss) to average net assets                              (0.41)%        (0.36)%        0.37%(3)
Portfolio turnover rate                                                          26%            37%            33%
Average commission rate per share (4)                                      $  0.0612      $  0.0763            N/A
Per share amount of fees waived (Note C)                                   $   0.000      $   0.000       $  0.008

--------------------------------------------------------------------------------
*   Commencement of investment operations.
(1) Total return at net asset value assuming all distributions reinvested and no purchase premiums or redemption fees. Total return would have been lower had certain expenses not been waived.
(2) Periods less than one year are not annualized.
(3) Annualized.
(4) The average commission rate paid is applicable for Funds that invest greater than 10% of average net assets in equity transactions on which commissions are charged. This disclosure is required for fiscal periods beginning on or after September 1, 1995.
(5) The per share amounts were computed using an average number of shares outstanding during the year.

See notes to financial statements.

                                                 MCBT JAPAN SMALL COMPANIES FUND
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS


NOTE A - ORGANIZATION
Martin Currie Business Trust ("MCBT") (the "Trust") is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust on May 20, 1994. The Trust offers six funds which have differing investment objectives and policies: Global Growth Fund, Opportunistic EAFE Fund, Global Emerging Markets Fund, Japan Small Companies Fund, Emerging Americas Fund and Emerging Asia Fund, (the "Funds"). The MCBT Japan Small Companies Fund (the "Fund") commenced investment operations on August 15, 1994. The Fund's Declaration of Trust permits the Board of Trustees to issue an unlimited number of full and fractional shares of beneficial interest, without par value.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements.

VALUATION OF INVESTMENTS - The Fund's portfolio securities traded on a securities exchange are valued at the last quoted sale price, or, if no sale occurs, at the mean of the most recent quoted bid and asked prices. Unlisted securities for which market quotations are readily available are valued at the mean of the most recent quoted bid and asked prices. Prices for securities which are primarily traded in foreign markets are furnished by quotation services expressed in the local currency's value and are translated into U.S. dollars at the current rate of exchange. Short-term securities and debt securities with a remaining maturity of 60 days or less are valued at their amortized cost. Options and futures contracts are valued at the last sale price on the market where such options or futures contract is principally traded. Options traded over-the-counter are valued based upon prices provided by market makers in such securities or dealers in such currencies. Securities for which current market quotations are unavailable or for which quotations are not deemed by the investment adviser to be representative of market values are valued at fair value as determined in good faith by the Trustees of the Fund, or by persons acting pursuant to procedures established by the Trustees.

REPURCHASE AGREEMENTS - In connection with transactions in repurchase agreements, the Fund's custodian takes possession of the underlying collateral securities, the value or market price of which is at least equal to the principal amount, including interest, of the repurchase transaction. To the extent that any repurchase transaction exceeds one business day, the value of the collateral is marked-to-market on a daily basis to ensure the adequacy of the collateral. In the event of default of the obligation to repurchase, the Fund has the right to liquidate the collateral and apply the proceeds in satisfaction of the obligation. Under certain circumstances, in the event of default or bankruptcy by the other party to the agreement, realization and/or retention of the collateral or proceeds may be subject to legal proceedings.

INVESTMENT TRANSACTIONS - Investment security transactions are recorded on the date of purchase or sale. Realized gains and losses from security transactions are determined on the basis of identified cost.

INVESTMENT INCOME - Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned. Investment income is recorded net of foreign taxes withheld where recovery of such taxes is uncertain.

FOREIGN CURRENCY TRANSLATIONS - The records of the Fund are maintained in U.S. dollars. Foreign currency amounts are translated into U.S. dollars at a current rate of exchange of such currency to determine the value of investments, other assets and liabilities on the date of any determination of net asset value of the Fund. Purchases and sales of securities and income and expenses are converted at the prevailing rate of exchange on the respective dates of such transactions.

The Fund may realize currency gains or losses between the trade and settlement dates on security transactions. To minimize such currency gains or losses, the Fund may enter into forward foreign currency contracts.

The net U.S. dollar value of foreign currency underlying all contractual commitments held by the Fund on each day and the resulting net unrealized appreciation, depreciation and related net receivable or payable amounts are determined by using forward currency exchange rates supplied by a quotation service.

                                                 MCBT JAPAN SMALL COMPANIES FUND
--------------------------------------------------------------------------------
                                       NOTES TO FINANCIAL STATEMENTS (Continued)

FOREIGN CURRENCY TRANSLATIONS (CONTINUED) - Reported net realized gains and losses on foreign currency transactions represent net gains and losses from sales and maturities of forward currency contracts, disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on security transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not segregated in the Statement of Operations from the effects of changes in market prices of those securities, and are included with the net realized and unrealized gain or loss on investment securities.

FORWARD FOREIGN CURRENCY CONTRACTS - A forward foreign currency contract ("Forward") is an agreement between two parties to buy and sell a currency at a set price on a future date. The market value of the Forward fluctuates with changes in currency exchange rates. The Forward is marked-to-market daily and the change in the market value is recorded by the Fund as an unrealized gain or loss. When the Forward is closed, the Fund records a realized gain or loss equal to the difference between the value at the time it was opened and the value at the time it was closed. The Fund could be exposed to risk if a counterparty is unable to meet the terms of the contract or if the value of the currency changes unfavorably. The Fund may enter into Forwards in connection with planned purchases and sales of securities, to hedge specific receivables or payables against changes in future exchange rates or to hedge the U.S. dollar value of portfolio securities denominated in a foreign currency.

EXPENSES - Expenses directly attributable to the Fund are charged to the Fund. Expenses not directly attributable to a Fund are either split evenly among the affected Funds, allocated on the basis of relative average net assets, or otherwise allocated among the Funds as the Board of Trustees may direct or approve. Certain costs incurred in connection with the organization of the Trust and each Fund have been deferred and are being amortized on a straight line basis over a five year period starting on each Fund's commencement of operations.

DISTRIBUTIONS TO SHAREHOLDERS - The Fund declares and distributes dividends from net investment income, if any, and distributes its net realized capital gains, if any, at least annually. All distributions will be reinvested in shares of the Fund at the net asset value unless the shareholder elects in the subscription agreement to receive cash. Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for passive foreign investment companies (PFIC's), foreign currency transactions, losses deferred due to wash sales, post October 31 losses and excise tax regulations. Permanent book and tax differences relating to shareholder distributions will result in reclassifications to paid-in-capital. Distributions are recorded on the ex-dividend date.

PURCHASES AND REDEMPTIONS OF FUND SHARES - There is a purchase premium for cash investments into the Fund of 1.00% of the amount invested and a redemption fee on cash redemptions of 1.00% of the amount redeemed. All purchase premiums and redemption fees are paid to and retained by the Fund and are recorded as paid-in-capital by the Fund. These fees are intended to offset brokerage and transaction costs arising in connection with the purchase and redemption. The purchase and redemption fees may be waived by the Manager, however, if these brokerage and transaction costs are minimal or in other circumstances at the Manager's discretion. For the year ended April 30, 1997, $71,510 was collected in purchase premiums and $84,420 was collected in redemption fees.

INCOME TAXES - Each Fund of the Trust is treated as a separate entity for U.S. federal income tax purposes. Each Fund intends to qualify each year as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. By so qualifying, the Funds will not be subject to federal income taxes to the extent that they distribute substantially all of their taxable income, including realized capital gains, for the fiscal year. In addition, by distributing substantially all of their net investment income, capital gains and certain other amounts, if any, during the calendar year, the Funds will not be subject to a federal excise tax. As of April 30, 1997 the Fund has elected for Federal income tax purposes to defer a $2,981,901 current year post October 31 loss as though the loss was incurred on the first day of the next fiscal year.

The Fund may be subject to taxes imposed by countries in which it invests. Such taxes are generally based on income and/or capital gains earned or repatriated. Taxes are accrued and applied to net investment income, net realized gains and unrealized appreciation as such income and/or gains are earned.

                                                 MCBT JAPAN SMALL COMPANIES FUND
--------------------------------------------------------------------------------
                                       NOTES TO FINANCIAL STATEMENTS (Continued)

INCOME TAXES (CONTINUED) - The Fund intends to make an election under Internal Revenue Code Section 853 to pass through foreign taxes paid by the Fund to its shareholders. During the year ended April 30, 1997 the total amount of foreign taxes that will be passed through to the shareholders and the foreign source income for information reporting purposes will be $83,182 and $603,045, respectively.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and income and expenses at the date of the financial statements. Actual results could differ from these estimates.

NOTE C - AGREEMENTS AND FEES
The Fund has entered into a Management Contract with Martin Currie Inc. (the "Investment Manager"), a wholly owned subsidiary of Martin Currie Ltd. Under the Management Contract, the Fund pays the Investment Manager a quarterly management fee at the annual rate of 1.00% of the Fund's average net assets.

The Investment Manager has voluntarily undertaken to reduce its fee until further notice to the extent necessary to limit the Fund's annual expenses (including the management fee but excluding brokerage commissions, transfer taxes, and extraordinary expenses) to 1.50% of the Fund's average net assets on an annualized basis. For the year ended April 30, 1997, it was not necessary for the Investment Manager to waive any of its fees.

State Street Bank and Trust Company (the "Administrator") serves as administrator of the Fund. The Administrator performs certain administrative services for the Fund. The Fund pays the Administrator a fee at the rate of 0.08% of the Fund's average net assets up to $125 million, 0.06% of the next $125 million, and 0.04% of those assets in excess of $250 million, subject to certain minimum requirements, plus certain out of pocket costs. State Street Bank and Trust Company also receives fees and compensation of expenses for certain custodian and transfer agent services.

Trustees of the Trust who are not interested persons receive aggregate annual fees of $20,000.

NOTE D - INVESTMENT TRANSACTIONS
Purchases and proceeds from sales and maturities of investments, excluding short-term securities for the year ended April 30, 1997 were $20,742,202 and $19,271,196, respectively.

The identified cost of investments in securities and repurchase agreements owned for federal income tax purposes and their respective gross unrealized appreciation and depreciation at April 30, 1997 were as follows:

     IDENTIFIED       GROSS UNREALIZED           NET UNREALIZED
       COST      APPRECIATION   (DEPRECIATION)   (DEPRECIATION)
   ------------  ------------   --------------   --------------
   $ 79,647,974   $ 3,248,129   $ (16,263,318)   $ (13,015,189)

NOTE E - PRINCIPAL SHAREHOLDERS
As of April 30, 1997 there was one shareholder who owned greater than 10% of the Fund's outstanding shares, representing 28% of the Fund.


NOTE F - CONCENTRATION OF RISK
Investment in foreign securities generally involves special risks. Additional risks are present in the case of a fund such as the Japan Small Companies Fund which will invest most of its assets in the issuers of a single foreign country. This means that the Fund's performance will be directly affected by political, economic and market conditions in Japan. In addition, since the Japanese economy depends to some extent on foreign trade, the relationships between Japan and its trading partners and between the yen and other currencies are expected to have a significant impact on particular Japanese companies and on the Japanese economy generally. The Fund is designed for investors who are willing to accept the risks associated with changes in such conditions and relationships.

                      REPORT OF INDEPENDENT ACCOUNTANTS






To the Trustees and Shareholders of the
Martin Currie Business Trust - Japan Small Companies Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Japan Small Companies Fund (the "Fund") at April 30, 1997, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and the financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at April 30, 1997 by correspondence with the custodian, provide a reasonable basis for the opinion expressed above.



Price Waterhouse LLP
Boston, Massachusetts
June 17, 1997

                          MARTIN CURRIE BUSINESS TRUST

                              ____________________


                             TRUSTEES  AND OFFICERS

                  C. James P. Dawnay, TRUSTEE AND PRESIDENT *
                            Simon D. Eccles, TRUSTEE
                         Patrick R. Wilmerding, TRUSTEE
               W. Stewart Coghill, VICE PRESIDENT AND TREASURER
                         J. Grant Wilson, VICE PRESIDENT
                          Julian M.C. Livingston, CLERK

                              * INTERESTED TRUSTEE
                              ____________________



                               INVESTMENT MANAGER

                               Martin Currie, Inc.
                                  Saltire Court
                                20 Castle Terrace
                                Edinburgh EH1 2ES
                               011-44-131-229-5252

                                Regulated by IMRO

                     Registered Investment Adviser with the SEC
                              ____________________



The information contained in this report is intended for general informational purposes only. This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current Private Placement Memorandum which contains important information concerning the Fund and its current offering of shares.